Exhibit (a)(1)(H))

FORM OF NOTICE CONFIRMING RECEIPT OF ELECTION FORM

Thank you for submitting your Election Form. Your election has been received and recorded as follows:

[Option 1]

You have elected to EXCHANGE all of your Eligible Options for Replacement Options pursuant to the Option Exchange.

[Option 2]

You have elected to EXCHANGE the following (but not all) Eligible Options for Replacement Options pursuant to the Option Exchange:

ID Number	Grant Date	Exercise Price	Expiration Date	Shares Subject to Option

[Option 3]

You have elected to NOT to participate in the Option Exchange.

If you have elected to participate in the Option Exchange, you will receive additional information about your Replacement Options, as soon as practicable after they are granted on the Offer Expiration Date. Your election was based on your agreement to the Terms of Election at the time of your election.

You can change or withdraw a previously made election any time prior to the Offer Expiration Date, currently scheduled for 9:00 p.m. Pacific Time on August 29, 2013 , by completing, signing, and returning the Withdrawal Form delivered to you with the Offer Documents such that it is received before 9:00 p.m. Pacific Time on the Offer Expiration Date. The Withdrawal Form may be submitted by facsimile to (425) 827-1561, email to optionexchange@hipcricket.com, or hand delivery to Thomas J. Virgin, Chief Financial Officer; provided, however, you must allow for delivery time based on the method of submission you choose to ensure Mr. Virgin receives your Withdrawal Form by the deadline. Withdrawal Forms submitted by any other means, including interoffice mail and United States Mail (or other postal service) are not permitted and will not be accepted.

You may change your mind as many times as you wish, but you will be bound by the last properly submitted Election Form we receive before 9:00 p.m. on the Offer Expiration Date.

We recommend you print this notice and retain it for your records.